Exhibit 12

THE NEW YORK TIMES COMPANY
  Ratio of Earnings to Fixed Charges (Unaudited)

	For the Years Ended
(In thousands, except ratio)	December 25, 2005	December 26, 2004	December 28, 2003	December 29, 2002	December 30, 2001

Earnings from continuing operations before fixed charges
Income from continuing operations before income taxes, minority interest and income/loss from joint ventures	$436,053	$476,405	$508,070	$504,433	$332,204
Distributed earnings from less than fifty-percent owned affiliates	9,132	14,990	9,299	6,459	14,859

Adjusted pre-tax earnings from continuing operations	445,185	491,395	517,369	510,892	347,063
Fixed charges less capitalized interest	65,566	55,151	57,752	60,023	64,069

Earnings from continuing operations before fixed charges	$510,751	$546,546	$575,121	$570,915	$411,132

Fixed charges
Interest expenses, net of capitalized interest	$53,630	$44,191	$46,704	$48,697	$51,405
Capitalized interest	11,155	7,181	4,501	1,662	459
Portion of rentals representative of interest factor	11,936	10,960	11,048	11,326	12,664

Total fixed charges	$76,721	$62,332	$62,253	$61,685	$64,528

Ratio of earnings to fixed charges	6.66	8.77	9.24	9.26	6.37

Note:	The Ratio of Earnings to Fixed Charges should be read in conjunction with the Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations in this Annual Report on Form 10-K.